SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 2)


                         ONYX PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                683399 10 9
                               (CUSIP NUMBER)

                             Gregory L. Johnson
                 Senior Vice President and General Counsel
                           Warner-Lambert Company
                               201 Tabor Road
                      Morris Plains, New Jersey 07950
                               (973) 385-2000
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                               Eileen Nugent
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                             February 25, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box ( ).


                            (Page 1 of 6 Pages)

 CUSIP NO. 14067 10 0                13D            PAGE 2 OF  6 PAGES
 -----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      WARNER-LAMBERT COMPANY (I.R.S. EMPLOYER IDENTIFICATION NUMBER
      22-1598912)
 -----------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ( )
      NOT APPLICABLE                                                (b) ( )
 -----------------------------------------------------------------------------

 3    SEC USE ONLY
 -----------------------------------------------------------------------------

 4    SOURCE OF FUNDS
      WC
 -----------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                               ( )
 -----------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
 -----------------------------------------------------------------------------

      NUMBER OF              7    SOLE VOTING POWER        - 937,207 -
       SHARES                -------------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER      - 0 -
        OWNED BY             -------------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER   - 937,207 -
      REPORTING              -------------------------------------------------
      PERSON WITH           10    SHARED DISPOSITIVE POWER - 0 -
------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    - 937,207 -
------------------------------------------------------------------------------

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     ( )
      NOT APPLICABLE
------------------------------------------------------------------------------

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      - 6.87% - (BASED ON 13,632,852 SHARES OF COMMON STOCK OUTSTANDING AS OF JANUARY 31, 2000)
------------------------------------------------------------------------------

 14   TYPE OF REPORTING PERSON
      CO



      This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D filed by Warner-Lambert Company, a Delaware corporation ("Purchaser"), on May 9, 1996 and first amended on July 1, 1997 (the "Schedule 13D"), relates to the common stock, par value $.001 per share (the "Common Stock"), of Onyx Pharmaceuticals, Inc., a Delaware corporation ("Issuer"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

 ITEM 2.   IDENTITY AND BACKGROUND.

      Item 2 to the Schedule 13D is amended by adding the following:

           In September, 1997, Warner's Puerto-Rico-based subsidiary entered a civil settlement with the Department of Justice and pled guilty to six counts of misreporting wastewater discharge data with regard to the operation of the wastewater treatment plant at its Vega Baja, Puerto Rico facility. The subsidiary paid a penalty of $670,000 as part of the civil settlement and a fine of $3 million pursuant to the guilty plea.

           Set forth on Annex A to this Schedule 13D is a listing of the directors and executive officers of Purchaser (collectively, the "Covered Persons") and the present principal occupation or employment, citizenship and the business address of each of the Covered Persons.

           To the best of Purchaser's knowledge, none of the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
      (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended by adding the following:

           Purchaser obtained the $5,000,000 used to purchase the shares of Common Stock pursuant to Issuer's exercise of the First Put Right (as defined in Item 4 below) and will obtain the funds needed to purchase any additional shares of Common Stock, as described in Item 4, from its working capital.

 ITEM 4.   PURPOSE OF TRANSACTION.

      Item 4 is hereby amended by adding the following:

           On October 13, 1999, Purchaser and Issuer entered into a Collaboration Agreement (the "Collaboration Agreement") and a Stock Put and Purchase Agreement (the "Purchase Agreement" and, together with the Collaboration Agreement, the "Agreements").

           The Collaboration Agreement provides that Issuer and Purchaser will jointly research and attempt to develop and commercialize Issuer's anticancer product, ONYX-015 and two armed anticancer viruses (the "Licensed Products"). Issuer and Purchaser will co-promote the Licensed Products in the U. S. and Canada, and will share equally in resulting profits. Purchaser will commercialize the Licensed Products in the rest of the world and will pay Issuer a royalty on net sales. Purchaser has made an upfront payment to Issuer of $5 million and will also provide the first $40 million in funding for the development of ONYX-015. Thereafter, the development costs for ONYX-015 will be shared 75% by Purchaser and 25% by Issuer. Purchaser will also provide support for the research and development of the other Licensed Products. The development costs for the other Licensed Products will be shared 75% by Purchaser and 25% by Issuer. In addition to the committed funding, over $100 million could be payable to Issuer on the achievement of milestones for the Licensed Products.

           The Purchase Agreement provides that, at any one time during the year 2000 (the "First Put Right") and at any one time during the year 2001 (the "Second Put Right"), Issuer can cause Purchaser to purchase the number of shares of Common Stock determined by dividing $5 million by the average closing price of the Common Stock for the twenty trading day period prior to the second business day before the day on which Purchaser must purchase such shares. The Purchase Agreement also provides that Purchaser will not purchase shares of Common Stock other than the shares of Common Stock issuable upon exercise of the First Put Right and the Second Put Right (the "Put Shares") prior to May 14, 2003, except (i) with the consent of Issuer's board of directors or (ii) if a third party makes an offer to acquire a percentage of the shares of Common Stock outstanding that equals or exceeds the percentage of voting power held by Purchaser. Purchaser is entitled to have the Put Shares registered under the Securities Act of 1933 under limited circumstances.

           On February 9, 2000, Issuer informed Purchaser that it was exercising the First Put Right and on February 25, 2000, Purchaser purchased 279,470 shares of Common Stock for $5 million, or $17.891 per share. Including this purchase, Purchaser owns 973,207 shares of Common Stock. This amount represents 6.87% of the issued and outstanding shares of Common Stock, based on 13,632,852 shares outstanding as of January 31, 2000.

           The Purchaser entered into the Agreements because it believed that, by providing Issuer with an infusion of capital and research and development support, it could increase the value of the Common Stock.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and restated in its entirety as follows:

              See Items 7-11 and Item 13 of the cover page hereto.

           None of the Covered Persons directly owns any of the shares of Common Stock reported on in this Schedule 13D. However, by reason of their status as directors and/or executive officers of the Purchaser, the Covered Persons may be deemed to be the beneficial owners of the shares of the Common Stock owned directly or beneficially by Purchaser. Purchaser has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned directly or beneficially by Purchaser.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and restated in its entirety as follows:


           On October 13, 1999, Issuer and Purchaser entered into the Agreements. See Item 4.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Press release, dated October 18, 1999, relating to the Collaboration Agreement and the Stock Put and Purchase Agreement by and between Onyx Pharmaceuticals, Inc. and Warner-Lambert Company.

      Exhibit 2 Stock Put and Purchase Agreement, dated October 13, 1999, by and between Onyx Pharmaceuticals, Inc. and Warner-Lambert Company


                                 SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 February 28, 2000

                               WARNER-LAMBERT COMPANY


                               By: /s/ Rae G. Paltiel
                                   --------------------------
                                  Rae G. Paltiel
                                  Secretary


                                                                    ANNEX A


                      DIRECTORS AND EXECUTIVE OFFICERS
                         OF WARNER-LAMBERT COMPANY

      The name and principal occupation of each of the executive officers and directors of Warner-Lambert Company are listed below. Except as set forth below, (i) the principal business address of each of the directors and executive officers of Warner-Lambert Company is 201 Tabor Road, Morris Plains, New Jersey 07950 and (ii) the country of citizenship of each of the directors and executive officers of Warner-Lambert Company is the United States.

 Name                Principal Occupation       Business Address / Citizenship
 ----                --------------------       ------------------------------

 Robert N. Burt      Chairman of the Board      200 East Randolph Drive
                     and Chief Executive        Chicago, IL 60601
                     Officer of FMC
                     Corporation

 Donald C. Clark     Retired Chairman of        One South Wacker Drive,
                     the Board and Chief        Suite 1495,
                     Executive Officer of       Chicago, IL  60606-4616
                     Household International,
                     Inc.

 John A. Georges     Retired Chairman of        200 Railroad Avenue
                     the Board and Chief        Greenwich, Connecticut 06830
                     Executive Officer of
                     International Paper
                     Company

 William H. Gray III President and Chief        8260 Willow Oaks
                     Executive Officer of       Corporate Drive,
                     the United Negro           P.O. Box 10444,
                     College Fund               Fairfax, VA 22031

 William R. Howell   Chairman Emeritus of       6501 Legacy Drive
                     J.C. Penney Company, Inc.  Plano, Texas  75024-3698

 Lasalle D. Leffall, Charles R. Drew Professor  Department of Surgery,
 Jr., M.D.           of Surgery, Howard         Howard University Hospital,
                     University College of      2041 Georgia Avenue, NW
                     Medicine; Professorial     Washington, DC 20060
                     Lecturer in Surgery,
                     Georgetown University

 George A. Lorch     Chairman of the Board      2500 Columbia Avenue
                     and Chief Executive        Lancaster, PA 17603
                     Officer of Armstrong
                     World Industries, Inc.

 Alex J. Mandl       Chairman of the Board      Fairfax Square,
                     and Chief Executive        8065 Leesburg Pike,
                     Officer of Teligent, Inc.  4th Floor,
                                                Vienna, VA 22182

 Michael I. Sovern   Chairman of the Board      435 West 116th, Box B20
                     of Sotheby's Holdings,     (Rm 6E3), New York, NY 10027
                     Inc; President Emeritus
                     and Chancellor Kent
                     Professor of Law,
                     Columbia University;
                     President of the
                     Shubert Foundation.

 Lodewijk J. R.      Chairman of the Board,
 de Vink             President and Chief
                     Executive Officer

 Ernest J. Larini    Chief Financial Officer
                     and Executive Vice
                     President, Administration
                     of Warner-Lambert Company

 Anthony H. Wild,    Executive Vice President   Citizen of United Kingdom
 Ph.D.               of Warner-Lambert Company

 Raymond M. Fino     Senior Vice President,
                     Human Resources of
                     Warner-Lambert Company

 Philip M. Gross     Senior Vice President,
                     Strategic Management
                     Processes of Warner-
                     Lambert Company

 Gregory L. Johnson  Senior Vice President
                     and General Counsel of
                     Warner-Lambert Company

 Richard W. Keelty   Senior Vice President,
                     Public Affairs of
                     Warner-Lambert Company

 J. Frank Lazo       Senior Vice President      Citizen of Peru
                     of Warner-Lambert Company

 S. Morgan Morton    Senior Vice President of
                     Warner-Lambert Company

 Peter B. Corr,      Vice President Warner-
 Ph.D.               Lambert Company

 John S. Craig       Vice President of Warner-
                     Lambert Company

 Joseph E. Lynch     Vice President and
                     Controller of Warner-
                     Lambert Company

 Harold F. Oberkfell Vice President of Warner-
                     Lambert Company

 Maurice A. Renshaw  Vice President of Warner-  Citizen of Australia
                     Lambert Company

 Barbara S. Thomas   Vice President of Warner-
                     Lambert Company

 John F. Walsh  Vice President of Warner-
                     Lambert Company

 Rae G. Paltiel      Secretary of Warner-
                     Lambert Company